MESSAGE TO SHAREHOLDERS

Dear Shareholders,

This has been a landmark quarter in AEterna's ten-year history at the scientific, clinical and corporate levels. Recent research data and clinical results along with the signing of our first strategic alliances with pharmaceutical companies on the European market, have brought us another step closer to our ultimate goal which is to be among the first in the world to bring an angiogenesis inhibitor to market. Datamonitor, an independent market analysis company, recently ranked AEterna as the frontrunner in this new therapeutic class.

OVERVIEW OF FIRST QUARTER ACTIVITIES

NEOVASTAT'S DEMONSTRATED EFFICACY IN PHASE I/II CLINICAL TRIAL
         Clinical data from a Phase I/II clinical trial demonstrated a statistically significant two-fold increase (p < 0.01) in median survival time for metastatic renal cell carcinoma (kidney cancer) patients refractory to standard treatments and who were administered a higher dose of its lead product, Neovastat. The median survival time of patients treated with a dose of 30mL twice a day was 7.1 months, compared to 16.3 months for patients who had received a dose of 120mL twice a day while expected survival time for a patient with metastatic renal cell carcinoma who does not respond to standard treatments, is approximately 8 months. These results were presented at the recent 92nd Annual Meeting of the American Association for Cancer Research (AACR), held in New Orleans.

NEOVASTAT: TWO ADDITIONAL MECHANISMS OF ACTION
         Other new research results presented at the AACR meeting demonstrated a third mechanism of action of Neovastat which induces apoptosis (programmed cell death) of endothelial cells. New data evidencing a fourth mechanism of action was presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in San Francisco, showing that Neovastat is able to increase the level of angiostatin in mice with implanted human glioblastoma, a form of brain cancer. These results confirm Neovastat's position as a unique product with multiple mechanisms of action.

NEOVASTAT'S STRENGTHENED INTELLECTUAL PROPERTY
         The United States Patent and Trademark Office granted AEterna another key patent that covers a new process allowing the isolation of bioactive components from cartilage, thus broadening the protection and exclusivity of Neovastat. To this day, AEterna has filed 8 patents of which 5 have already been granted.

EUROPEAN STRATEGIC ALLIANCES
         AEterna signed its first two strategic alliances which cover 85% of the European market with Grupo Ferrer Internacional, S.A., from Spain, and Medac GmbH from Hamburg, the German oncology business unit of the multinational Schering AG. These two agreements account for more than 30% of the worldwide pharmaceutical market. Under the terms of these agreements, AEterna will secure the production of Neovastat and will receive double digit royalties on total net sales. Milestone payments to AEterna of more than $CAN 35 million are also included in these two deals.

FOCUS ON ONCOLOGY AND NEW BOARD MEMBERS

         AEterna appointed new members to its Scientific Advisory Board: oncologists Dr. Janice Dutcher, MD and Dr. Kenneth C. Anderson, MD, both from the United States, and Dr. Francois Berger, MD, PhD, from France.

         Furthermore, Ms. Stormy Byorum from the United States and Mr. Pierre MacDonald were appointed to AEterna's Board of Directors, while Mr. Pierre Laurin was named Chairman of the Board of its subsidiary, Atrium Biotechnologies Inc. The Company also announced the appointment of Mr. Gilles Gagnon as AEterna's new Vice President and Chief Operating Officer.

FINANCIAL RESULTS

Sales of Atrium Biotechnologies Inc. were up to 37.3% during this first quarter, reaching $2.8 million compared to $2 million for the same period last year. This gain is mainly due to increased sales in the United States and in Asia as well as revenues generated by the acquisition of a line of nutritional supplement products in the United States last October.

AEterna increased R&D investments to $7.2 million in comparison to $CAN 5.5 million during the same quarter of 2000. This increase is part of the strategic development of Neovastat through current pivotal Phase III clinical trials in lung and kidney cancers and the current pivotal Phase II trial in multiple myeloma, a form of blood cancer.

During the first quarter, the Company registered a net loss of $CAN 3.2 million, or $0.11 per share, compared to a net loss of $CAN 2.2 million or $0.08 per share for the quarter ended March 31, 2000. Major investments in the ongoing late-stage clinical development program account for most of the net loss increase.

AEterna maintains a solid financial position with more than $CAN 62.2 million in cash and short-term investments as of March 31, 2001. The Company also has access to an additional $CAN 17 million through the Technology Partnerships Canada program.

OUTLOOK

Our sound financial position enables us to have access to sufficient funds to complete our key pivotal clinical studies in kidney cancer and multiple myeloma by the end of 2002.

Over the next few months, AEterna will pursue discussions with other pharmaceutical companies for the distribution and commercialization of Neovastat, according to our multiple partnership strategy. We will also continue to seek the acquisition of a biotech company or new technologies that will broaden our product pipeline.


Dr. Eric Dupont, PhD
President and Chief Executive Officer

May 24, 2001

SAFE HARBOR STATEMENT

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

GENERAL INFORMATION

AEterna Laboratories Inc.
1405, Parc-Technologique Blvd., Quebec, Quebec  G1P 4P5  Canada
Tel.: (418)652-8525 Fax: (418) 652-0881
E-mail: AETERNA@AETERNA.COM  Website: http//www.aeterna.com

STOCK SYMBOL

TSE: AEL
NASDAQ: AELA
Shares outstanding: 30.2 millions

AETERNA LABORATORIES INC.

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
                                             AS AT                     AS AT
                                           MARCH 31,               DECEMBER 31,
                                             2001                      2000
-------------------------------------------------------------------------------
                                          (UNAUDITED)               (RESTATED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                 $  8,613,227             $  7,260,582
Short-term investments                      53,599,507               61,388,205
Accounts receivable                          6,887,550                4,842,845
Research and development
     tax credits recoverable                 1,370,000                1,092,000
Inventory                                    2,553,854                2,484,139
Prepaid expenses                             1,148,836                  588,442
-------------------------------------------------------------------------------
                                            74,172,974               77,656,213

CAPITAL ASSETS                              14,756,302               14,928,146

OTHER ASSETS                                 7,113,145                7,347,884

FUTURE INCOME TAX ASSETS                       717,375                  650,000
-------------------------------------------------------------------------------
                                          $ 96,759,796             $100,582,243
===============================================================================


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities  $  5,500,096             $  5,860,960
Income taxes                                   117,000                  650,000
Current portion of long-term debt              191,000                  313,953
-------------------------------------------------------------------------------
                                             5,808,096                6,824,913

LONG-TERM DEBT                               4,753,500                4,753,500
REDEEMABLE COMMON SHARES OF THE
     SUBSIDIARY (NOTES 2 AND 3)             24,609,547               24,609,547
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                            35,171,143               36,187,960
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                               80,447,264               80,008,032

DEFICIT                                    (18,858,611)             (15,613,749)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                            61,588,653               64,394,283
-------------------------------------------------------------------------------
                                          $ 96,759,796             $100,582,243
===============================================================================
SUBSEQUENT EVENT (NOTE 3)

SEE ACCOMPANYING NOTES

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE PERIODS ENDED MARCH 31, 2001 AND 2000
(expressed in Canadian dollars)

UNAUDITED                                    2001                      2000
-------------------------------------------------------------------------------
                                                                    (RESTATED)

REVENUES                                  $ 2,766,625              $  2,015,053

OPERATING EXPENSES
Cost of goods sold                            443,653                   297,091
Selling and administrative                    833,648                   456,244
Research and development                    7,214,218                 5,475,258
Research and development
     tax credits and grants                (2,042,000)               (1,638,483)
Depreciation and amortization
     Capital assets                           291,816                   281,446
     Other assets                              83,651                    37,863
-------------------------------------------------------------------------------
                                            6,824,986                 4,909,419
-------------------------------------------------------------------------------
OPERATING LOSS                             (4,058,361)               (2,894,366)

INTEREST INCOME                             1,075,599                   746,409
INTEREST EXPENSE                             (262,100)                   (8,900)
-------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                   $(3,244,862)            $  (2,156,857)
===============================================================================


NET LOSS PER SHARE
Basic and fully diluted                   $     (0.11)            $       (0.08)

WEIGHTED AVERAGE NUMBER OF SHARES USED TO
CALCULATE LOSS PER SHARE                   30,114,062                28,502,994
===============================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2001 AND 2000
(expressed in Canadian dollars)

UNAUDITED                                    2001                      2000
-------------------------------------------------------------------------------
                                                                    (RESTATED)

BALANCE - BEGINNING OF PERIOD             $(15,613,749)            $ (5,955,956)
Net loss for the period                     (3,244,862)              (2,156,857)
-------------------------------------------------------------------------------
BALANCE - END OF PERIOD                   $(18,858,611)            $ (8,112,813)
===============================================================================
SEE ACCOMPANYING NOTES

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2001 AND 2000
(expressed in Canadian dollars)

UNAUDITED                                    2001                      2000
-------------------------------------------------------------------------------
                                                                     (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                   $ (3,244,862)            $ (2,156,857)
Items not affecting cash
    Depreciation and amortization              375,467                  319,309
    Future income taxes                        (67,375)                      --
    Interest expense                           262,100                    8,900
Change in non-cash operating working capital items
    Accounts receivable                     (2,044,705)              (1,268,834)
    Research and development tax
      credits recoverable                     (278,000)                (262,443)
    Inventory                                  (69,715)                (395,063)
    Prepaid expenses                          (560,394)                (249,148)
    Accounts payable and accrued liabilities  (360,864)               1,694,825
    Income taxes                              (533,000)                      --
-------------------------------------------------------------------------------
                                            (6,521,348)              (2,309,311)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of share capital,
     net of related expenses                   439,232                4,149,104
Payments of long-term debt                    (122,953)                      --
Redeemable common shares of
    the subsidiary (notes 2 and 3)                 --                10,000,000
Deferred interest expense paid in cash             --                  (235,721)
-------------------------------------------------------------------------------
                                               316,279               13,913,383
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Change in short-term investments             7,788,698                 (907,656)
Purchase of capital assets                    (119,972)                (209,812)
Additions to other assets                     (111,012)                 (31,126)
-------------------------------------------------------------------------------
                                             7,557,714               (1,148,594)
-------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS      1,352,645               10,455,478

CASH AND CASH EQUIVALENTS - BEGINNING
    OF PERIOD                                7,260,582                6,025,733
-------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD $  8,613,227             $ 16,481,211

ADDITIONAL INFORMATION
Interest paid                                      --                       --
===============================================================================

Income taxes paid                         $    600,375             $        --
===============================================================================
SEE ACCOMPANYING NOTES

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2001 AND 2000
(expressed in Canadian dollars)

UNAUDITED
-------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These unaudited quaterly financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for quaterly financial information and reflect, in the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows as at March 31, 2001, and for all periods presented.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. The results of operations for the three-month period ended March 31, 2001, are not necessarily indicative of the results for the full year.

2  RESTATEMENTS

The Company has restated its financial statements to reflect a change in the method of accounting for the issuance of redeemable common shares by its subsidiary, Atrium Biotechnologies Inc. (Atrium), to its minority shareholders. The financial statements have been restated to eliminate the recognition of a minority interest and the previously recognized dilution gain recorded on the issuance of the subsidiary's redeemable common shares. The redeemable common shares of the subsidiary are classified as a liability in accordance with the substance of the shareholders' agreement and the definition of a financial liability.

3  SUBSEQUENT EVENT

In May 2001, Atrium and all its shareholders amended certain terms of the shareholders' agreement. As a result of the amendment, the Company will reclassify the common shares issued by Atrium to the minority shareholders from a liability to equity. In addition, the Company will no longer have an obligation to deliver cash or another financial amount to the minority shareholders of Atrium. Accordingly, in the second quarter of the financial year ending December 31, 2001, the Company will recognize a dilution gain and a minority interest in Atrium.

On a pro-forma basis, the impact of these amendments as at December 31, 2000 and for the year ended December 31, 2000 will be to bring the Company back to the situation it was before the restatements as described in note 2.

4  SEGMENT INFORMATION
                                                THREE MONTHS ENDED MARCH 31
                                             ----------------------------------
                                             2001                      2000
                                             ===================================
                                                                     (RESTATED)
REVENUES
Cosmetics and nutrition                   $  2,766,625            $   2,015,053
Biopharmaceutical                                  --                       --
-------------------------------------------------------------------------------
                                          $  2,766,625            $   2,015,053
===============================================================================

NET EARNINGS (LOSS) FOR THE PERIOD
Cosmetics and nutrition                   $  1,418,056            $   1,216,803
Biopharmaceutical                           (4,662,918)              (3,373,660)
-------------------------------------------------------------------------------
                                          $ (3,244,862)           $  (2,156,857)
===============================================================================